SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Helius Medical Technologies, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

42328V 603 (CUSIP Number)

Dane C. Andreeff

140 East St. Lucia Lane

Santa Rosa Beach, FL 32459

(215) 944-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V 603

1	NAME OF REPORTING PERSON: Dane C. Andreeff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) x
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 161,746
	8	SHARED VOTING POWER: 184,316
	9	SOLE DISPOSITIVE POWER: 161,746
	10	SHARED DISPOSITIVE POWER: 184,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 346,062*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7% (See Item 5 herein)
14	TYPE OF REPORTING PERSON: IN

* Includes 86,482 shares of common stock and 12,350 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners, L.P., 17,925 shares of common stock and 3,376 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners I, L.P., 49,954 shares of common stock and 8,162 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Discovery I, L.P., 4,634 shares of common stock and 1,433 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Offshore, Ltd., 1,039 shares of common stock held directly by Mr. Andreeff, 156 shares of common stock issuable upon the vesting of restricted stock units held by Mr. Andreeff, and 160,551 shares of common stock issuable upon the exercise of stock options held directly by Mr. Andreeff.

1	NAME OF REPORTING PERSON: Maple Leaf Capital I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) x
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 184,316
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 184,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 184,316*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.8% (See Item 5 herein)
14	TYPE OF REPORTING PERSON: OO

* Includes 86,482 shares of common stock and 12,350 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners, L.P., 17,925 shares of common stock and 3,376 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners I, L.P., 49,954 shares of common stock and 8,162 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Discovery I, L.P., and 4,634 shares of common stock and 1,433 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Offshore, Ltd.

END OF COVER PAGE

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 3 to Schedule 13D because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 5 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment No. 4 to Schedule 13D, a copy of which is filed as Exhibit 1.

Item 1.Security and Issuer.

The securities covered by this Amendment No. 3 to Schedule 13D are shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of Helius Medical Technologies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s address is 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania 18940.

Item 2.Identity and Background.

(a)This Amendment No. 4 to Schedule 13D is being filed on behalf of Dane Andreeff, a natural person, and Maple Leaf Capital I, LLC (“Maple Leaf Capital”, and together with Mr. Andreeff, the “Reporting Persons”).

(b)Each of the Reporting Persons has a principal business address at 140 East St. Lucia Lane, Santa Rosa Beach, FL 32459.

(c)Mr. Andreeff is the President and CEO of the Issuer, and the managing member of Maple Leaf Capital.  Maple Leaf Capital purchases, holds and sells securities and other investment products.

(d)-(e)During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Andreeff is a citizen of Canada.  Maple Leaf Capital is a limited liability company formed under the laws of the State of Delaware.

Item 3.Source and Amount of Funds or Other Consideration.

On November 12, 2021, the Issuer closed a public offering pursuant to which the Issuer issued and sold shares of Common Stock (the “Offering”). Affiliates of the Reporting Persons participated in the Offering on the same terms and conditions as all other purchasers and purchased 37,500 shares of Common Stock for an aggregate purchase price of $300,000 ($8.00 per share of Common Stock). The securities acquired in the Offering were purchased with working capital of Maple Leaf Partners, L.P. (“MLP”), Maple Leaf Partners I, L.P. (“MLPI”), Maple Leaf Partners Discovery I, L.P. (“MLD”), and Maple Leaf Offshore, Ltd. (“MLO”). Mr. Andreeff is the managing member of Maple Leaf Capital, and the general partner of each of MLP, MLPI and MLD. Mr. Andreeff is the president of the managing member of Andreeff Equity Advisors, LLC, the investment manager of MLO.

Item 4.Purpose of Transaction.

  Item 3 of this Amendment No. 4 to Schedule 13D is incorporated herein by reference.

As of the date of this Amendment No. 4 to Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

As President and Chief Executive Officer and a member of the Issuer’s Board of Directors, Mr. Andreeff may discuss items of mutual interest with the Issuer, which could include any of the items listed above.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Dane Andreeff(1)	346,062	8.7%	161,746	184,316	161,746	184,316
Maple Leaf Capital I, LLC(2)	184,316	4.8%	0	184,316	0	184,316

* Based on 2,393,611 shares of Common Stock outstanding as of November 4, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021, plus 1,385,031 shares of Common Stock issued upon the closing of the Offering.

(1) Includes 86,482 shares of common stock and 12,350 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners, L.P., 17,925 shares of common stock and 3,376 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners I, L.P., 49,954 shares of common stock and 8,162 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Discovery I, L.P., 4,634 shares of common stock and 1,433 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Offshore, Ltd., 1,039 shares of common stock held directly by Mr. Andreeff, 156 shares of common stock issuable upon vesting of restricted stock units held directly by Mr. Andreeff, and 160,551 shares of common stock issuable upon the exercise of stock options held directly by Mr. Andreeff.  Mr. Andreeff is the managing member of Maple Leaf Capital, the general partner of each of MLP, MLPI, and MLD, and the president of the managing member of Andreeff Equity Advisors, L.L.C., the investment manager of MLO.  Mr. Andreeff and Maple Leaf Capital may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by MLP, MLPI, MLD, and MLO.

(2) Includes 86,482 shares of common stock and 12,350 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners, L.P., 17,925 shares of common stock and 3,376 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners I, L.P., 49,954 shares of common stock and 8,162 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Discovery I, L.P., and 4,634 shares of common stock and 1,433 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Offshore, Ltd.  Maple Leaf Capital is the general partner of each of MLP, MLPI, and MLD, and Mr.

Andreeff is the president of the managing member of Andreeff Equity Advisors, L.L.C, the investment manager of MLO, and may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by MLP, MLPI, MLD, and MLO.

(c)    Except for the transactions described in Items 3, 4, or 5 of Amendment No. 3 to Schedule 13D or this Amendment No. 4 to Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Persons.

(d)   Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)   Due to the increase in the total shares outstanding following the closing of the public offering on November 12, 2021, Maple Leaf Capital ceased to beneficially own more than 5% of the outstanding shares of the Issuer on that date..

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on November 5, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021

Dane Andreeff, Individually/s/ Dane Andreeff Maple Leaf Capital I, LLC
/s/ Dane Andreeff
Dane Andreeff, Managing Member